SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting of Gafisa S.A. (“Company”) held on March 26, 2020

1.     Date, Time and Place: On March 26, 2020, at 11:30 a.m., at the Company’s headquarters, in the City and State of São Paulo, at Av. Pres. Juscelino Kubitschek, 1830, cj. 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, CEP: 04543-900 and via conference call.

2.     Call Notice and Attendance: All members of the Company’s Board of Directors attended the meeting as identified below, therefore, the quorum of installation and approval of the matters of the agenda was verified.

3.     Composition of the Board: Chairman, Mr. Leo Julian Simpson; and Secretary, Mrs. Denise dos Passos Ramos.

4.     Agenda: Discuss and resolve on 1) the analysis and approval of the draft of the Company’s Financial Statements relating to the fiscal year ended December 31, 2019, presented by the Company’s officers and the Management Proposal which will be submitted for approval at the Annual Shareholders’ Meeting; and 2) Discuss and resolve on the call for the Company’s Annual and Extraordinary Shareholders’ Meetings to be held on April 30, 2020, at 9:00 a.m., at the Company’s headquarters to resolve on the following Agenda:

At the Annual Shareholders’ Meeting:

(i)                   Approve the Management accounts, analyze, discuss and vote the Financial Statements for the fiscal year ended December 31, 2019;

(ii)                 Resolve on the allocation of result for the year;

(iii)                Define the Management’s overall compensation for the fiscal year of 2020; and

(iv)                Ratify the term of office of Board members João Antonio Lopes Filho and Denise dos Passos Ramos to coincide with other board members’ term of office.

At the Extraordinary Shareholders’ Meeting:

(i)                   Approve the capital decrease, so that to absorb the Company’s accumulated loss.

5.     Resolutions: Members of the Board of Directors resolved, after analyzing related documents, by a unanimous vote of attendees, and without any restrictions:

5.1.    in compliance with provisions of Article 142, V, of Law No. 6.404/76 and Article 20 (m) of the Company’s Bylaws, to approve the disclosure and recommend the approval at the Annual Shareholders’ Meeting, based on the report issued by the Audit Committee and the Company’s independent auditor’s report: (i) the Management report; (ii) the Company’s Financial Statements for the fiscal year ended December 31, 2019, accompanied by their notes and the independent auditor’s report, with an unqualified opinion dated March 26, 2020.

5.2.    Approve the call for the Annual and Extraordinary Shareholders’ Meetings to be held on April 30, 2020, at 9:00 a.m., at the Company’s headquarters, to resolve on the following Agenda:

At the Annual Shareholders’ Meeting:

(i)                   Approve the Management accounts, analyze, discuss and vote the Financial Statements for the fiscal year ended December 31, 2019;

(ii)                 Resolve on the allocation of result for the year;

(iii)                Define the Management’s overall compensation for the fiscal year of 2020; and

(iv)                Ratify the term of office of Board members João Antonio Lopes Filho and Denise dos Passos Ramos to coincide with other board members’ term of office.

At the Extraordinary Shareholders’ Meeting:

(i)                   Approve the capital decrease, so that to absorb the Company’s accumulated loss.

5.2.1. In this regard, the Board of Directors approved the terms of the Management Proposal to be disclosed upon the call for the Annual and Extraordinary Shareholders’ Meetings.

6.     Closing: With no further matters to be discussed, these minutes were read, approved and signed by the board members. Signatures: Leo Julian Simpson (Chairman), Denise dos Passos Ramos (Secretary). Board members: Leo Julian Simpson; Antonio Carlos Romanoski; Eduardo Laranjeira Jácome; João Antônio Lopes; Nelson Sequeiros Tanure, Thomas Cornelius Azevedo Reichenheim; and Denise dos Passos Ramos.

These minutes are a faithful copy of the original minutes drawn up in the Company’s records.

Denise dos Passos Ramos Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 27, 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer